legal & compliance, llc

laura aNTHONy, esquire _______________ STUART REED, ESQUIRE LAZARUS ROTHSTEIN OF COUNSEL	www.legalandcompliance.com WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL:       LANTHONY@LEGALANDCOMPLIANCE.COM

February 4, 2013

VIA ELECTRONIC EDGAR FILING

Christian Windsor, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Avangard Capital Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 31, 2012
File No. 233-184682

Dear Mr. Windsor:

This correspondence shall supplement and replace my correspondence filed on January 28, 2013. In particular, this correspondence corrects certain errors in the January 28, 2013 including missing page number references. We have included a narrative response herein keyed to your comments set forth in your comment letter to Alan Gulko dated January 15, 2013. We trust you shall deem Amendment No. 2 to the above-referenced Form S-1 (the “Form S-1/A”) filed January 28, 2013 and the contents of this transmittal letter responsive to your comment letter.

Registration Statement on Form S-1

General Comments

Comment 1: Please submit a separate letter, directly from the company, providing the representations requested at the end of this letter and at the end of your letter dated November 28, 2012.

Response: The Company will file the requested letter promptly after the filing of this response.

Summary of the Offering, page 3

Comment 2: In your response to prior comment 3, you indicate that you do not intend to escrow funds provided by subscribers, and instead believe that funds will be immediately available for use. Please tell us, with a view towards revising your disclosure, how quickly after you receive subscription funds you will provide investors with the shares that they have purchased.

Response: The Company has revised the disclosure on page 3 of Amendment No. 2 specify that no minimum number of shares are required to be sold in this offering. In addition, the Company added language to the Risk Factor entitled “We have significant capital requirements and are dependent on the offering proceeds to fund operations. There is no minimum amount required to raised and We may need additional financing which we may not be able to obtain.” on page 4. Similar disclosure was also included in “Plan of Distribution - Subscription Procedure” section on page 26 of Amendment No. 2.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

February 4, 2013

Comment 3: Please tell us how you will address any shares that have been sold in the event that you terminate the offering. Will the shares continue to be outstanding in the event you terminate the offering? Revise to clarify your disclosure based upon your response.

Response: The Company has revised the disclosure on page 3 of Amendment No. 2 to include the requested disclosure. Similar disclosure was also included in “Plan of Distribution - Subscription Procedure” section on page 26 of Amendment No. 2.

Common Stock Outstanding After This Offering, page 3

Comment 4: Please revise the amounts to exclude the effects of the exercise of warrants. You may disclose the effects of the exercise of warrants in a note to the discussion.

Response: The Company has revised the disclosure on pages 3 and 4 of Amendment No. 2 to include the requested disclosure.

Summary Financial Data, page 4

Comment 5: We have reviewed your response to our prior comment number twelve. Please revise the presentation of the amount of basic and diluted weighted average shares outstanding to present the titles basic and diluted separately and revise the amounts of diluted weighted average shares outstanding to reflect the historical information presented for both the year ended June 30, 2012 and for the three months ended September 30, 2012. You may include a note to the presentation of diluted weighted average shares outstanding for the three months ended September 30, 2012 to note that convertible preferred shares are not included since the result would be antidilutive. In this regard, the staff notes your disclosure appearing in Note 3 – Net Loss Per Share of the September 30, 2012 financial statements on page F-8.

Response: The Company has revised the disclosure on page 4 of Amendment No. 2 to include the requested disclosure.

Risk Factors, page 4

Comment 6: We note your response to prior comment 11 from our letter dated November 28, 2012. Add a risk factor that discusses the fact that you purchased your existing financing contracts from an affiliate controlled by your two majority shareholders without any independent verification of the value. Similarly discuss your dependence upon affiliates for your access to debt financing.

Response: The Company has revised the disclosure on page 4 of Amendment No. 2 to include the requested disclosure.

We have significant capital requirements…, page 4

Comment 7: We note your revisions in the Summary and management’s discussion and analysis regarding your need for financing in order to become profitable. Revise this risk factor to disclose that you believe that you need to raise $3 million in financing and finance $2.5 million in floor plan financing. Revise this risk factor to clarify that since you do not have a minimum offering amount, investors may purchase shares in a business that continues to be unable to carry out its business plan. Similarly revise the second full risk factor on page 10.

Response: The Company has revised the disclosure on page 4 and 10 of Amendment No. 2 to include the requested disclosure.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

February 4, 2013

The initial offering price of the units…, page 10

Comment 8: Revise this risk factor to discuss any additional steps that must be taken in order for your shares to be listed and trade on the OTB bulletin board, and the status of your activities in regard to taking those steps. For example, if you stock must have a market maker, please discuss whether you have received an agreement from any broker dealer to act as a market maker in your stock.

Response: The Company has revised the disclosure on page 10 of Amendment No. 2 to include the requested disclosure.

Capitalization Table, page 13

Comment 9: Please revise the Capitalization Table to reflect the net proceeds amounts of $14,950,000 and 2,990,000 at the 50% and 10% levels presented in the Use of Proceeds Table on page 12 or to advise the staff as to why the company has used the amounts of $14,900,000 and $2,900,000.

Response: The Company made an error in the Use of Proceeds table at the 10% and 50% levels as the corrected amount of net proceeds to the company is $2,900,000 and $14,900,000 respectively. The table has been corrected.

Dilution Table, page 14

Comment 10: Please revise the last sentence of the first paragraph to reflect the immediate dilution of $0.56 per share, or 37% to purchasers in this offering.

Response: The Company has corrected the disclosure on page 14 of Amendment No. 2 to include the requested disclosure.

Comment 11: Please revise the Shares Purchased Percentage amounts in the tabular presentation to reflect the data presented for the line items titled Series A Convertible Preferred Stockholders; Conversion to Common stock, Initial Stockholders and Purchasers in this Offering.

Response: The Company has corrected the disclosure on page 14 of Amendment No. 2 to include the requested disclosure.

Business, page 15

Comment 12: In your use of proceeds disclosure, you state that only if you receive 10% or less of the total offering amount, you will not purchase licenses or software. Revise your disclosure to clarify the extent that you are able to operate your business without purchasing licenses or software. Please also tell us, with a view towards improved disclosure, what licenses you intend to purchase if you get to the 50% funding level which you will not purchase at the 10% level and the activities that you will need to forgo as a result of not having funds available to purchase those licenses.

Response: The Company has revised the disclosure on page 15 of Amendment No. 2 to include the requested disclosure.

Our Expansion Plans, page 15

Comment 13: Revise this section, or your management’s discussion, to provide a factual basis for your ability to generate a 30% per annum rate of return on floor plan financing. In particular, please clarify the extent to which you current yield on your existing floor plan contracts.

Response: The Company has revised the disclosure on page 15 of Amendment No. 2 to include the requested disclosure.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

February 4, 2013

Credit, page 16

Comment 14: Revise this section to discuss your credit scoring model. In particular, please discuss the resources that you have devoted to creating the model and the extent to which the model has been tested against actual loan performance. If you purchased the scoring model, please discuss its origin.

Response: The Company has revised the disclosure on page 16 of Amendment No. 2 to include the requested disclosure.

Comment 15: We note that a significant portion of your underwriting requires that your employee physically inspect the dealer and the vehicles. Since you currently have two employees, revise this section to discuss the extent to which you are able to increase loan volume while maintaining the current level of underwriting oversight without increasing the number of employees. To the extent that you are not able to increase loan volume without significantly increasing your number of employees, consider also revising your disclosure in the Risk Factors section. Also, consider including additional disclosure in your management’s discussion addressing the extent to which you can add adequate employees, even at the $2.9 million funding level you indicate is the minimum level necessary to permit you to have sustainable operations.

Response: The Company has revised the disclosure on page 16 of Amendment No. 2 to include the requested disclosure. The Company believes that based on this additional disclosure, no additional risk factors are needed as the risk factor “We may have difficulty managing growth in our business.” adequately discloses the risks to the company as it seeks to expand.

Government Regulation, page 16

Comment 16: Your business is subject to a number of regulations. Please revise this section, or your management’s discussion, to discuss, in greater detail, the resources that you have available to comply with your regulatory requirements. In particular, please discuss the extent to which you are able to maintain compliance with your current staff of two employees and the extent to which you believe that you would be able to continue to be in compliance if you are able to fund additional loans without significantly addition to your compliance resources.

Response: The Company has revised the disclosure on page 17 of Amendment No. 2 to include the requested disclosure.

Certain Relationships and Related Transactions

Related Party Transactions, page 25

Comment 17: We have reviewed your response to our prior comment number twenty seven. Please revise the disclosure here and in Note 4 – Related Party Transactions of the June 30, 2012 financial statements appearing on page F-18 to state that the floor plan portfolio amount of $151,979 represents the face value of the contracts plus accrued interest and fees at that time.

Response: The Company has revised the disclosure on page 25 and F-18 of Amendment No. 2 to include the requested disclosure.

Plan of Distribution, page 26

Comment 18: Revise this section to clarify if you require that purchasers subscribe for a minimum number of units in order to purchase in this offering. We note that you state that checks must be for at least $600 dollars, indicating that you will sell only in minimum lots of 100 units. Make conforming changes to the prospectus cover page as well as to the Summary.

Response: The Company has corrected the disclosure on page 26 to replace the typographical error of $600 with the correct figure of $6.00, the price of a single unit.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

February 4, 2013

Subscription Agreement, page 26

Comment 19: In your response to prior comment 48 from our letter of November 28, 2012, you indicate that the unit subscription agreement was included as Exhibit 4.5 to the registration statement. However, Exhibit 4.5 appears to refer to subscriptions for Series A preferred stock and not to subscriptions to purchase the units and warrants that are to be registered and sold under this registration statement. Please revise your disclosure or include the subscription agreement as an exhibit to the next amendment of this registration statement.

Response: The Company has corrected the disclosure on page 26 to insert the correct reference to Exhibit 4.6. In addition, the Company has included Exhibit 4.6 which was inadvertently omitted.

Description of Securities

Warrants, page 28

Comment 20: Please revise the disclosure to state that warrants may be redeemed at a price of $0.0001.

Item 15. Recent Sales of Unregistered Securities

Response: The Company has corrected the disclosure on page 28 of Amendment No. 2 to include the requested disclosure.

Common Stock Issuances, page 33

Comment 21: We have reviewed your response to our prior comment number fifty three. Please revise the disclosure to delete the references to par value or in the alternative to state that the common stock was issued at a par value of $0.0001.

Response: The Company shall provide the correcting disclosure in Amendment No. 3.

Signatures, page 37

Comment 22: Revise your signatures to identify who is signing in the capacity as your principal accounting officer. Please refer to the “Signatures” section of Form S-1 and instruction 1 to the same section.

Response: The Company has corrected the disclosure on page 37 of Amendment No. 2 to include the requested disclosure.

If the staff has any further comments regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Christian Windsor, Special Counsel

Securities and Exchange Commission

February 4, 2013

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

cc: Alan Gulko, Chief Executive Officer (w/ enclosure)

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832